Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

and Rule 433 (Commission File No. 333-165143) of the Securities Act of 1933

and deemed filed pursuant Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

On March 2, 2010, CF Industries Holdings, Inc. filed the following investor presentation slides:

CF Industries’ Offer for Terra Industries March 2, 2010

Forward-Looking Statements Certain statements contained in this presentation may constitute “forward-looking statements.” All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Holdings’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Holdings following completion of the proposed transaction; our ability to incur a substantial amount of indebtedness in connection with the proposed transaction, to comply with the covenants in such indebtedness and to make payments under such indebtedness when due; our ability to consummate an equity offering following the closing of the proposed transaction; CF Holdings’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Holdings’ ability to promptly and effectively integrate the businesses of Terra and CF Holdings; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; the global commodity nature of our fertilizer products, the impact of global supply and demand on our selling prices, and the intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; risks involving derivatives; weather conditions; our inability to predict seasonal demand for our products accurately; the concentration of our sales with certain large customers; the impact of changing market conditions on our Forward Pricing Program; the reliance of our operations on a limited number of key facilities and the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; risks associated with joint ventures; risks associated with expansion of our business, including unanticipated adverse consequences and the significant resources that could be required; future regulatory restrictions and requirements related to greenhouse gas emissions, climate change or other environmental requirements; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; and the other risks and uncertainties included from time to time in our filings with the SEC. The financial projections included in this presentation are necessarily based upon a variety of estimates and assumptions which, though currently considered reasonable by us, may not be realized and are inherently subject, in addition to the specific risks identified above, to business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, many of which are beyond the our control. There can be no assurance that the assumptions made in preparing the projected financial performance information will prove accurate. Accordingly, actual results may differ materially from the results projected. Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

Additional Information CF Industries Holdings, Inc. (“CF Industries”) intends to file a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO (collectively with a Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by Composite Merger Corporation, an indirect wholly-owned subsidiary of CF Industries, to exchange each issued and outstanding share of common stock of Terra Industries Inc. (“Terra”) for $37.15 in cash and 0.0953 shares of CF Industries’ common stock. The Exchange Offer has not yet commenced. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents. In addition, CF Industries has filed a registration statement (including a base prospectus) for the public offering of securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and, when filed, the applicable prospectus supplement and other documents CF Industries files with the SEC for more complete information about CF Industries and any public offering of securities. Security holders and investors may obtain any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov or by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. Free copies of the prospectus and the prospectus supplement for any public offering of securities may also be obtained, when available, from CF Industries or the underwriters to be identified in the prospectus supplement. SECURITY HOLDERS AND INVESTORS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER AND ANY PUBLIC OFFERING OF SECURITIES. All information in this presentation concerning Terra, including its business, operations and historical and projected financial results was obtained from public sources. While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

CF Industries' Offer for Terra Industries $47.40 per Terra Share • $37.15 in cash and 0.0953 of a CF common share • $47.40 per share based on CF's closing share price on March 1 Valuation Multiples • 7.6x 2010E EBITDA for Terra before synergies (1) • 6.3x 2010E EBITDA for Terra including $135MM of annual synergies (1) • 8.0x trailing 3-year average EBITDA for Terra, before synergies • 6.5x trailing 3-year average EBITDA for Terra, including synergies Significant Synergies Not Available to Any Other Acquirer • CF expects to be able to achieve at least $75MM more synergies than Yara could obtain • Terra worth ~$5/share more to CF, given additional synergies available only to CF Offer to Close in 30 Days • CF to commence exchange offer with expiration set for April 2 • No financing condition – $4.05Bn in committed financing provided by Morgan Stanley ($2.8Bn) and Bank of Tokyo–Mitsubishi UFJ, Ltd ($1.25Bn) • CF would be prepared to close transaction on April 2 Superior to Yara's Substantially Lower, Highly Conditional Offer • $47.40 offer superior to Yara's $41.10 offer • Yara's offer should be discounted for 4 to 6 month time to close • Yara's offer should be discounted for risks from numerous conditions, including required stockholder, legislative and regulatory approvals Note: (1) Based on Terra management's 2010 EBITDA estimate of $694MM (less $39MM of minority interests). Because the components of Terra’s estimated 2010 EBITDA, including estimated 2010 net income, are not publicly available, CF is unable without unreasonable efforts to provide a reconciliation of Terra’s estimated 2010 EBITDA with Terra’s estimated 2010 net income.

A Leading Global Company The New Nitrogen Fertilizer Bellwether • ~ $10Bn Combined Market Capitalization (1) – ~$1.54Bn of combined EBITDA (including run-rate synergies) (2) • Global #2 in Nitrogen Fertilizers (3) – Combined Nitrogen manufacturing capacity of 13.5MM tons – Strong exposure to advantaged North American natural gas • Leading Global Phosphate Fertilizer Producer • Enhanced Scale and Platform to Pursue Future Strategic Growth Opportunities • Optimal Capital Structure Achieved Through Attractive Acquisition Funding Mix – ~$1Bn from available cash – ~$1Bn of CF common stock being offered to Terra shareholders – Intend to issue $1Bn in equity following closing of transaction – Strong, flexible balance sheet with ~$1.7Bn of Net Debt by the end of 2010 (4) • Significant Value Creation From Annual Run-Rate Synergies of $105MM to $135MM+ • Significantly Accretive to CF Stockholders on GAAP and Adjusted (Cash) EPS Notes: (1) Based on CF’s $47.40 per share offer for Terra and CF’s closing share price of $107.54 on March 1, 2010 (2) Based on 2010 CF management EBITDA guidance, excluding minority interests, of $752MM for CF (see non-GAAP reconciliation on p.5), plus $655MM of 2010 EBITDA per Terra (refer to Footnote 1 on prior page), plus $135MM of run-rate synergies (3) Nutrient basis among public companies. Assumes UAN reported on a 32% basis and UAN capacity is maximized (4) Based on CF management expectation of $2,034MM of debt less $321MM of cash (excluding $134MM of auction-rate securities)

NON-GAAP DISCLOSURE ITEMS Reconciliation of net earnings to EBITDA: Projected (in millions) 2010 Net earnings attributable to common stockholders 422 $ Interest expense (income) - net (1) Income taxes 216 Depreciation, depletion and amortization 116 Less: Loan fee amortization (1) (1) EBITDA 752 $ (1) To adjust for amount included in both interest and amortization. CF INDUSTRIES HOLDINGS, INC. NON-GAAP DISCLOSURE ITEMS EBITDA is defined as net earnings attributable to common stockholders plus interest income—net, income taxes and depreciation, depletion and amortization. We have presented EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

1

NON-GAAP DISCLOSURE ITEMS

When used with respect to Terra, EBITDA is defined as net income from continuing operations less interest income plus interest expense plus income tax provision plus depreciation, amortization, and depletion. EBITDA excludes income / loss from discontinued operations (loss of $19MM in 2007, income of $8MM in 2008, income of

$1MM in 2009). One time charges related to loss on early retirement of debt of $39MM in

2007 and $53MM in 2009 are added back

Terra Industries

Non-GAAP Disclosure Items

3-Year Terra Historical EBITDA Reconciliation

$MM except per share data 2007 2008 2009

Net Income from Continuing Operations 221 633 152

Add Back of One-Time Charges 39 - 53

Interest Income (17) (23) (4)

Interest Expense 29 27 32

Income Tax Provision 127 240 75

Depreciation, Amortization, and Depletion 101 87 94

EBITDA 500 964 402

3-Year Average EBITDA 622

Transaction Aggregate Value / Trailing 3-Year Average EBITDA 8.0x

Terra Reported Diluted Earnings Per Common Share $1.90 $6.20 $1.53

3-Year Average Reported Diluted Earnings Per Common Share $3.21

Transaction Price / Trailing 3-Year Average Reported Diluted EPS 14.8x